November 12, 2014

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Medovex Corp. Amendment No. 2 to Registration Statement on Form S-1 CIK No. 0001591165

Gentlemen:

Enclosed on behalf of Medovex Corp. (the “Company”), we are submitting Amendment No. 2 to the Form S-1 in order to reflect the Company’s third quarter financials, as well as certain reductions in the underwriter’s commission and non-accountable expenses as a result of FINRA’s comments with regard to underwriter’s compensation.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Yours truly,

/s/ Arthur S. Marcus
Arthur S. Marcus